RECEIVED
2008 OCT 22 P 3: 41

Abbey Capital

1-2 Cavendish Row, Upper O'Connell Street, Dublin 1

Telephone: 353-1-828 0400
Fax: 353-1-828 0499
Email: info@abbeycapital.com
Website: www.abbeycapital.com

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USA

08005552

SUPPL

15 October 2008

Re: Submission of Abbey Capital Multi-Manager Fund Ltd, file number 082/35211

Dear Sir/Madam,

Please find enclosed the following reports for the Abbey Capital Multi-Manager Fund Ltd, covering the period September 1st to September 30th 2008.

- Monthly Performance Report for September
- Daily NAV's for the Abbey Capital Multi-Manager Fund Ltd for September

Also included is a copy of the **2008 Interim Financial Statements** covering the period January 1 to June 30, 2008.

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at pcarney@abbeycapital.com or call 00353 18280 410.

Kind Regards,

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

PROCESSED
OCT 28 2008
THOMSON REUTERS

3
10/23

Abbey Capital Multi-Manager Fund Ltd
Daily asset value calculation
US $ Share Class A (in US$)

30-Sep-08

Submission of Abbey Capital Multi-Manager Fund, file number 082/35211

Date	Unit Value	
31-Aug-08	112.64	FINAL
1-Sep-08	112.76	*(estimate)*
2-Sep-08	113.92	*(estimate)*
3-Sep-08	114.36	*(estimate)*
4-Sep-08	116.17	*(estimate)*
5-Sep-08	117.90	*(estimate)*
8-Sep-08	116.08	*(estimate)*
9-Sep-08	117.68	*(estimate)*
10-Sep-08	117.98	*(estimate)*
11-Sep-08	118.73	*(estimate)*
12-Sep-08	116.26	*(estimate)*
15-Sep-08	119.94	*(estimate)*
16-Sep-08	121.41	*(estimate)*
17-Sep-08	120.57	*(estimate)*
18-Sep-08	120.34	*(estimate)*
19-Sep-08	115.47	*(estimate)*
22-Sep-08	113.97	*(estimate)*
23-Sep-08	114.50	*(estimate)*
24-Sep-08	114.50	*(estimate)*
25-Sep-08	114.22	*(estimate)*
26-Sep-08	114.69	*(estimate)*
29-Sep-08	119.21	*(estimate)*
30-Sep-08	118.77	FINAL

AbbeyCapital

Abbey Capital Multi-Manager Fund

Monthly Performance Update September 2008 **+5.4%, +13.9% Year-to-date**

Summary

The Abbey Capital Multi-Manager Fund gained +5.4% in September and is +13.9% year-to-date. Gains came primarily from short positions in equity indices, metals and agricultural commodities.

Heightened instability at major financial institutions brought increased volatility to markets prompting government and central bank intervention, including the banning of short-selling financial stocks in a number of countries. Despite these interventions, a number of major banks in the US and Europe declared bankruptcy; were bought by rivals or were nationalised by governments. At month-end the US government's $700 billion rescue package was rejected by Congress sparking further market turmoil which saw record levels of volatility and the biggest one day decline in US equity markets since 1987. In this environment the USD was generally stronger while commodity prices fell due to the uncertain outlook for the global economy.

Abbey Capital Multi-Manager Fund
Pro forma & Actual Monthly Rates of Return

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2000	-	-	-	-	-	-	-	-	-	-	-	8.7%	8.7%
2001	-2.0%	2.2%	6.0%	-5.4%	-0.1%	-1.7%	2.0%	5.6%	6.8%	9.5%	-11.7%	-0.2%	9.5%
2002	-1.8%	-2.7%	3.1%	-2.7%	-1.5%	10.4%	4.7%	4.7%	5.3%	-7.3%	-1.8%	6.8%	16.6%
2003	4.5%	8.2%	-7.9%	0.8%	7.0%	-5.0%	-1.2%	-1.1%	-1.2%	2.5%	1.0%	5.8%	13.0%
2004	0.6%	7.0%	-0.4%	-6.1%	-2.4%	-4.5%	-2.0%	-2.3%	2.0%	1.1%	1.5%	-0.6%	-6.7%
2005	-5.2%	0.0%	0.5%	-3.0%	2.5%	3.6%	-0.0%	1.8%	2.5%	-1.9%	7.7%	0.8%	9.0%
2006	5.3%	-3.1%	3.4%	7.2%	-0.7%	-3.1%	-3.0%	1.0%	-2.4%	2.1%	2.3%	2.9%	11.8%
2007	1.3%	-5.0%	-2.3%	4.6%	2.2%	3.2%	-5.3%	-5.6%	6.1%	5.2%	-0.9%	1.6%	4.2%
2008	3.7%	10.1%	-0.8%	-2.2%	2.2%	5.9%	-8.3%	-1.6%	5.4%	-	-	-	13.9%

Figure for September 2008 is estimated

The Abbey Capital Multi-Manager Fund ("ACMMF") commenced trading in Jan 2007 and invests solely in the ACL Alternative Fund USD Share Class A. The performance figures shown above, which include interest and are net of all fees, the performance is based on the actual performance of the ACL Alternative Program (from Dec 00-Jan 02) and the ACL Alternative Fund (from Jan 02 to Dec 06), adjusted for the fees of the ACMMF. The ACL Alternative Fund commenced as a program in December 2000 and was launched as a fund in January 2002. It allocates to a group of external Alternative Investment Managers.

FX

The USD generally strengthened against the majors as heightened risk aversion saw a flight to quality on concerns about global economic stability. Risk aversion also saw the JPY gain +2.3% against the USD and rally +6.2% against the EUR to a two-year high. The EUR touched a one-year low of 1.3883 against the USD on growing expectations of a eurozone interest rate cut and problems at major European banks. Mounting weakness in the UK economy saw the GBP weaken to a 30-month low against the USD at 1.7448.

Energy

Crude oil prices closed lower for a third month in September, ending nearly -13% lower, its biggest monthly loss in over five years. The price closed at $100, despite a mid-month surge, which saw the October contract rally $16.37, the biggest one-day gain recorded on hopes the US government's rescue plan would spur an increase in energy demand. Natural gas finished lower in choppy trading, fluctuating between $7-$8 as analysts considered the extent of hurricane damage at facilities in the Gulf of Mexico.

Equity

Global indices closed sharply lower as developments in the financial sector saw investors liquidate positions. The S&P 500 fell to a four-year low and suffered its biggest one-day sell-off since 1987 on September 29th to close down -9.0% on the month. Volatility, as measured by the VIX Index, jumped to a record high of 46.72. European indices also closed significantly lower on the month, with the FTSE declining -13%, the CAC losing -10% and the DAX closing -9.2% lower. In Asia the Nikkei 225 fell -13.9% and the Hang Seng lost -15.3%.

Financials

Bond prices finished little changed in September but price activity was extremely volatile as risk aversion levels fluctuated. Short-term rates also traded in volatile ranges as concerns around the banking sector and government intervention grew. The TED Spread, the difference between what the banks and the US Treasury pay to borrow for three months, widened to 3.59%, the most on record. Last month the difference was 1.10%.

Performance Analysis

(as of September 30, 2008)

	Abbey Capital Multi-Manager Fund (Proforma Dec 00-Dec 06, actual thereafter)
Cumulative Return	111.7%
Annualised ROR	10.0%
Largest Monthly Gain	10.4%
Largest Monthly Loss	-11.7%
Annualised Volatility	15.3%
Volatility from Nov 2003	13.4%
Maximum Drawdown	-19.8%
Sharpe Ratio	0.5

The ACL Alternative Program started December 1st 2000 and was launched as a fund on January 31, 2002. The Abbey Capital Multi-Manager Fund ("ACMMF") commenced trading in Jan 2007 and invests solely in the ACL Alternative Fund USD Share Class A. The performance figures shown above, which include interest and are net of all fees, the performance is based on the actual performance of the ACL Alternative Program (from Dec 00-Jan 02) and the ACL Alternative Fund (from Jan 02 to Dec 06), adjusted for the fees of the ACMMF. It allocates to a group of external Alternative Investment Managers.

Continued overleaf..

Abbey Capital

Agriculture and Metals

Gold prices initially fell as the USD strength dampened demand. However, prices rallied as the financial turmoil spurred safe-haven buying. Gold touched a high of $922 before finishing at $874. Base metals prices fell sharply, with copper falling over -15%, its biggest monthly loss in 12 years, on expectations the global economic turmoil will reduce demand for raw materials. Corn and soybean prices also declined on expectations of lower demand. The price of both commodities has fallen -30% from their record highs earlier this summer, with the stronger USD dampening demand for the US crops.

Correlation Table
December-00 to September-08

	Abbey Capital Multi-Manager Fund	S&P 500	CISDM CTA Asset Weighted Index	MSCI World (gross local)
Abbey Capital Multi-Manager Fund	1.0	-0.3	0.9	-0.[redacted]
S&P 500		1.0	-0.1	1.0
CISDM CTA Asset Weighted Index			1.0	-0.[redacted]
MSCI World (gross local)				1.0

Source S&P 500, MSCI World & CISDM: Bloomberg. The data for the ACMMF is pro forma to December 2006, and is actual thereafter

The performance figure for the CISDM CTA Asset Weighted Index is estimated for the current month as the data was not available at the time of print.

Trading Style Analysis

Sixteen of the ACL Alternative's 20 managers were positive in September. Trendfollowing strategies provided the largest gains with short positions in equities and commodities producing profits as these markets trended strongly lower. Short-term traders also made money from volatility in equity, energy and metals markets. Specialist FX managers profited from the strength of the JPY against both the USD and EUR, while Value trading benefited from relative USD strength against a range of other major currencies. Macro managers profited across a wide range of markets, gaining from fixed income, equity and currency trading.

Abbey Capital Multi-Manager Fund Cumulative Return - December 00 to September 08*
(including pro forma figures)



$2,400
$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08

** Figure for September 08 is estimated**

*The pro forma returns are based on the returns of Abbey Capital's ACL Alternative Program adjusted for the costs of the Abbey Capital Multi-Manager Fund which is approximately 2.07% of assets under management. ACMMF was launched in Jan 2007 and therefore no investment could have been made prior to that date. The above is for information only, showing the performance of the fund that ACMMF will invest in, adjusted for the fees that ACMMF charges.

Market Sector % Gross Trading Profit and Loss Attribution based on the performance of the master fund, the ACL Alternative Fund, for September 08*



5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
-1.00%
Cumulative Gross Trading P&L
Currency - emerging markets
Currency - majors
Energy
Equity Indices
Grains
LT Financial
Meats
Metals - Base
Metals - Precious
Softs
ST Financial
Market Sector

*The above graph shows gross figures, excluding interest and fees.

For additional information please contact UBS Alternative Investments U.S. at 800-486-2608

RECEIVED
2008 OCT 22 P 3:

Abbey Capital Multi-Manager Fund Limited

Interim Un-Audited Financial Statements for the period January 1, 2008 to June 30, 2008

Abbey Capital Limited, a Commodity Pool Operator of Abbey Capital Multi-Manager Fund Limited, operates under a claim for exemption made pursuant to sub-section 4.7 of Regulations issued pursuant to the Commodity Exchange Act, as amended.

Abbey Capital Multi-Manager Fund Limited
Table of Contents
June 30, 2008

A copy of the un-audited Financial Statements of the ACL Alternative Fund Limited (the "Master Fund") is included with these Financial Statements.

Registered Office: Chancery Hall, 52 Reid Street, Hamilton HM 12, Bermuda

Directors
Anthony Gannon
(Non-Executive Director)
Nicolas Hoskins
(Independent Non-Executive Director)
Roderick Forrest
(Independent Non-Executive Director)

Investment Manager
Abbey Capital Limited
1-2 Cavendish Row
Upper O'Connell Street
Dublin 1
Ireland

Listing Sponsor
Harbour Financial Services Limited
Chancery Hall
52 Reid Street
Hamilton HM 12
Bermuda

Auditor
KPMG
1 Harbourmaster Place
IFSC
Dublin 1
Ireland

Legal Adviser
Conyers Dill & Pearman
Clarendon House
2 Church Street
Hamilton
Bermuda

Corporate Secretary & Bermuda Registrar
M.Q. Services Limited
Chancery Hall
52 Reid Street
Hamilton HM 12
Bermuda

Administrator
DPM Mellon LLC
400 Atrium Drive
Somerset
New Jersey 08873
United States of America

Principal Distributor
UBS Financial Services Inc.
51 West 52nd Street
New York , NY 10019
United States of America

Registrar & Transfer Agent
Daiwa Europe Fund Managers Ireland Limited
Level 3, Block 5
Harcourt Centre
Harcourt Street
Dublin 2
Ireland

Legal Structure

Abbey Capital Multi-Manager Fund Ltd (the "Company" or "Fund") was incorporated in Bermuda on October 4, 2006 as an open-ended investment company with variable capital and limited liability. The Company has created one share class; the USD share class which offers investors monthly dealing and the NAV for the Fund is listed on the Bermuda Stock Exchange. The Directors have the power to issue further share classes in different currencies in the future.

Share Class in Issue	Launch Date	NAV at June 30, 2008
USD Share Class	January 2, 2007	$124.85

The Fund will be a feeder fund to the ACL Alternative Fund Limited (the "ACL Alternative Fund") as it will invest substantially all of its assets in the ACL Alternative Fund.

The investment objective of the Fund is to seek long-term capital appreciation for its Shareholders within a rigorous risk management framework.

The Multi-Manager Concept

In the opinion of the Investment Manager, the multi-manager concept may provide advantages over the use of a single investment adviser. Any given investment management firm's investment style and strategy and geographical and market focus may result in successful investment performance under certain market conditions, but less successful (or even negative) performance under different conditions. Consequently, few investment management firms and single-manager investment funds have consistently maintained their ranking among their peers in terms of investment performance over extended periods of time.

The Directors believe that, by allocating the Fund's assets to the ACL Alternative Fund (which allocates to a number of Trading Advisors), the Fund's investment performance may remain more consistent and less volatile over the long-term than if a single Investment Manager were employed. This diversification, if obtainable, may allow the Fund to achieve better investment performance and reduced volatility over time than that of single-manager funds.

Principal Distributor

The Fund has appointed UBS Financial Services Inc. as Principal Distributor pursuant to the Distribution Agreement. The Distribution Agreement provides for UBS Financial Services Inc. to act as principal distributor and marketer of the Shares. The Principal Distributor Agreement may be terminated on 30 days' notice by either party. UBS Financial Services Inc. will be responsible for distributing the Shares in accordance with this Memorandum and other marketing material prepared by itself and approved by the Fund, or prepared by the Fund.

Investment Objective and Strategy

The Abbey Capital Multi-Manager Fund's investment strategy is based on the premise that investing assets in various countries, geographic markets and economic sectors, through a wide range of strategies implemented by a number of external Trading Advisors, can reduce risk significantly (by producing lower overall volatility) while providing higher returns than can be achieved from an individual investment with comparable risk.

The ACL Alternative Fund operates as a multi-manager fund, allocating assets to Commodity Trading Advisors (CTAs). These CTAs are given a power of attorney to trade on behalf of the fund through managed accounts with the Fund's three main brokers. The ACL Alternative Fund currently invests in twenty CTAs and five CTA relationships have been terminated to date.

The ACL Alternative Fund aims to produce positive long-term returns of 10–12% per annum over the risk free rate. Diversification is achieved at both the CTA trading style and market sector level. The ACL Alternative Fund invests in a range of CTA trading styles, including long-term trendfollowing, short-term systematic, value, discretionary macro and specialist FX strategies. Market exposure is broadly diversified with positions in global currency, financial and commodity markets.

The CTAs are selected on the basis of a variety of quantitative and qualitative criteria, including:

- long-term positive returns on capital invested
- favorable risk-adjusted performance measures
- favorable inter-CTA correlations to provide diversification benefits between CTAs
- proven track record and risk management capability

Attention is also paid to the correlation between each CTA's returns and the returns on equities. Ideally CTAs that have displayed a tendency to have a negative correlation with equities when equities are declining are preferred. This has resulted in the ACL Alternative Fund's low long-term correlation with equity markets.

Fund Performance to date

The first half of 2008 saw strong performance from the Company, returning +19.8% to investors year-to-date to June. The ACL Alternative Fund USD Share Class A has returned +120.6% to investors since its inception in January 2002 and has an annualized internal rate of return of +12.9% over that period.

Furthermore, since inception the ACL Alternative Fund USD Share Class A has provided significant diversification in terms of equity market risk, exhibiting a correlation of -0.1 with the S&P 500 over the same period since inception.

Trading in all markets groups was positive in 2008 to June, with strong gains from trading in the energy, grains and softs sectors as prices reached record levels in these markets. Notably, equity markets also provided positive gains as net short positions benefited from bearish sentiment in global equity markets, again highlighting the diversification benefits of managed futures.

Trendfollowing strategies performed well in the first half of 2008, with sustained bullish trends in commodity markets providing excellent trading opportunities. Short-term traders also benefited from market volatility, with value-focused traders also positive. Specialist FX traders were flat overall in the six month period and macro traders recorded small losses.

The research team continues to monitor the universe of Commodity Trading Advisors with the view to rationally enhancing the portfolio to deliver superior risk-adjusted returns through a diversified blend of managers and market sectors, while maintaining favorable correlation characteristics with equity markets.

Abbey Capital continues to grow in assets under management and to enhance its team, increasing the number employed in Dublin to 28 people, including new senior hires in compliance and marketing. This underscores Abbey Capital's on-going commitment to improving the service it offers clients as it continues to invest in its staff and technology infrastructure to better deliver a range of innovative investment products to clients.

Abbey Capital Limited

Abbey Capital Multi-Manager Fund Limited
Statement of Assets and Liabilities
June 30, 2008

	2008 US$
Assets	
Investment in ACL Alternative Fund Limited (see Note 2)	61,750,246
Cash at bank	2,029,061
Equalization credits/ depreciation deposits receivable	141,154
Other assets	35,280
Total assets	**63,955,741**
Liabilities	
Sundry payables and accrued expenses (see Note 6)	98,098
Subscriptions received in advance	13,009,000
Redemptions payable	1,838,345
Total liabilities	**14,945,443**
Net assets	**49,010,298**
Analysis of net assets	
Paid-in capital (see Note 5)	41,479,320
Distributable earnings	7,530,978
Net assets	**49,010,298**
Shares in issue – USD Share Class	392,553
Net asset value per share – USD Share Class	$124.85

The accompanying notes are an integral part of these financial statements.

Abbey Capital Multi-Manager Fund Limited
Statement of Operations
June 30, 2008

	2008 US$
Net investment income allocation from ACL Alternative Fund Limited:	
Interest income	484,952
Expenses	(1,953,409)
Net investment loss from ACL Alternative Fund Limited	(1,468,457)
Fund income	
Interest income (see Note 2)	10,188
Net investment loss	(1,458,269)
Fund expenses	
Administration fees (see Note 3)	6,000
Audit & tax fees	17,091
Distribution fees	365,734
Corporate, legal & other fees	14,293
Total expenses	403,118
Net investment loss	(1,861,387)
Net realized gain from ACL Alternative Fund Limited on Investments in options, futures and forward foreign exchange contracts	7,836,264
Net unrealized gain from ACL Alternative Fund Limited on Investments in options, futures and forward foreign exchange contracts	669,254
Net realized and unrealized gain from investments and foreign currency	8,505,518
Net increase in net assets as a result of operations	**6,644,131**

The accompanying notes are an integral part of these financial statements.

Abbey Capital Multi-Manager Fund Limited
Statement of Change in Net Assets
June 30, 2008

	2008 US$
Net increase in net assets resulting from operations	
Net investment loss	(1,861,387)
Net realized gain from ACL Alternative Fund Limited on Investments in options, futures and forward foreign exchange contracts	7,836,264
Net unrealized gain from ACL Alternative Fund Limited on Investments in options, futures and forward foreign exchange contracts	669,254
Net increase in net assets as a result of operations	**6,644,131**
Capital transactions in shares of beneficial interest	
Proceeds on the issue of shares	18,817,428
Paid on the redemption of shares	(2,294,665)
Net proceeds from capital transactions	16,522,763
Net increase in net assets	**23,166,894**
Net assets	
Beginning of period	25,843,404
End of period	**49,010,298**

The accompanying notes are an integral part of these financial statements.

Abbey Capital Multi-Manager Fund Limited
Financial Highlights
June 30, 2008

The following table includes selected data for a USD Class share outstanding throughout the period and other performance information derived from the financial statements. The per share amounts which are shown reflect the income and expenses of the Fund.

	2008 USD Share Class US$
Net investment loss *+	(4.27)
Net realized and unrealized gain on investments	24.89
Net increase in net asset value per share	20.62
Net asset value per share:	
Beginning of period	104.23
End of period	124.85
Total investment return	19.78%
Ratio of expenses to average net assets*	1.10%
Ratio of net investment loss to average net assets*	(5.10%)
Net assets at end of period	**$49,010,298**

+ Calculated based on average shares outstanding during the period.

* The per share amounts and percentages reflect income and expenses assuming the Company's share of the income and expenses of the Master Fund.

The accompanying notes are an integral part of these financial statements.

1. The Company and its activities

The Fund was incorporated on the October 4, 2006 under the laws of Bermuda as an open-ended investment company with variable capital and limited liability. The Company has created one share class, the USD share class and offers investors monthly dealing. The Directors have the power to issue further share classes in different currencies in the future.

The Fund is a feeder fund to the ACL Alternative Fund Limited (the "Master Fund") as it invests substantially all of its assets in the ACL Alternative Fund. The NAV for the Fund is listed on the Bermuda Stock Exchange.

The financial statements the Master Fund, including the Schedule of Investments, are attached to these financial statements and should be read in conjunction with the Fund's financial statements.

The investment objective of the Fund is to seek long-term capital appreciation for its Shareholders within a rigorous risk management framework. The Fund aims to achieve this objective through its direct investment in the Master Fund.

2. Significant accounting policies

These financial statements are presented using the US Dollar (USD) as the functional currency and are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Estimates and assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements and accompanying notes. Actual amounts could differ from these estimates. The following is a summary of the significant accounting policies:

Basis of preparation
The financial statements are prepared under the historical cost convention, as modified by the revaluation of investment to fair value.

Investment income and expenses
Interest income is accounted for on an accrual basis. The share of income, expenses, realized and unrealized gains/ (losses) of the Master Fund are allocated to the Company based on the total percentage ownership of the Company in the Master Fund at each valuation point.

Valuation of investments
The Fund records its investment in the Master Fund at fair value. Fair value represents the price listed on the Irish Stock Exchange as at close of business on the relevant valuation day.

2. Significant accounting policies (continued)

Valuation of investments (continued)
Valuation of investments held by the Master Fund is discussed in the notes to Master Fund financial statements which are attached to these financial statements.

Foreign currency
Other assets and liabilities denominated in foreign currencies are translated into USD amounts at the date of valuation. Income and expense items denominated in foreign currencies are translated into USD amounts on the respective dates of such transactions.

Redemptions payable
In accordance with the Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Investments with Characteristics of both Liabilities and Equity (SFAS 150) issued by the Financial Accounting Standards Board, a request for redemption of shares by an investor is considered a mandatory redeemable financial investment and shall be classified as a liability. There were 16 investor requests for redemption effective July 1, 2008, totalling $1,838,345. The Fund had made sufficient cash available at its Bank to ensure full payment of these redemption amounts.

New accounting pronoucements
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards No. 157 "Fair Value Measurements" (FAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.

All instructments held by the Fund are valued using directly observable market prices in order to determine fair value.

The below table shows information about the Fund's assets & liabilities measured at fair value as of June 30, 2008. All values shown are stated in USD.

	Quoted Prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Balance as at June 30, 2008
	Level 1	**Level 2**	**Level 3**	
Assets				
Investment in the ACL Alternative Fund	61,750,246	-	-	61,750,246
Cash held at Bank	2,029,061			2,029,061

3. Fees and expenses

Registrar and Transfer Agent, Administrator and Secretarial Services
The Fund pays USD25 per transaction on the share register (including subscriptions, redemptions, and transfers) to the Registrar and Transfer Agent and USD 1,000 per month to the Administrator for the calculation of the Net Asset Value and preparation of accounts. These fees accrue daily and are paid monthly in arrears. The Fund pays the Corporate Secretary and Bermuda Registrar an annual fee of USD 5,500 for secretarial services.

The Fund is responsible for out of pocket expenses incurred by the Administrator, the Registrar and Transfer Agent, the Corporate Secretary and Bermuda Registrar for the benefit of the Fund.

Registrar and Transfer Agent, Administrator and Secretarial Services
As a shareholder of ACL Alternative Fund, the Fund is required to pay its pro-rata share of the various fees and expenses of ACL Alternative Fund, including brokerage commissions, administrative expenses, audit, legal etc.

Principal Distributor
The Principal Distributor may receive a placement fee of up to 2% on all sales of the Shares. Each subscriber is informed of the placement fee attributable to such subscriber's Shares prior to committing to acquiring such Shares. Placement fees are paid in addition to the subscription amount. There was no placement fees on sales of shares during the period ended June 30, 2008.

In addition the Fund pays the Principal Distributor an ongoing Distribution Fee equal to 2% of the average month-end Net Asset Value of the Fund, accrued and payable monthly in arrears. Distribution fees for the period ended June 30, 2008 were $365,734 of which $83,070 were payable by the Company at the end of the period.

Investment Manager's Fee
There are no investment management fees or incentive fees at the Fund level, but as a class A shareholder of ACL Alternative Fund, the Fund will pay its pro-rata share of the Management and Incentive Fees paid by ACL Alternative Fund to the Investment Manager.

The A Share Class of ACL Alternative Fund pays an annual Management Fee based on the Net Asset Value of ACL Alternative Fund as of each Valuation Day payable monthly in arrears at a rate of 0.75% per cent per annum of the Net Asset Value of ACL Alternative Fund.

The A Share Class of ACL Alternative Fund also pays to the Investment Manager an incentive fee for each calendar quarter equal to 7.5% of Net New Investment Profit for the quarter. The Investment Manager will not receive any additional fees for acting as Trading Advisor to the Fund or ACL Alternative Fund.

4. Taxation

At the present time, no income, profit or capital gains taxes are levied in Bermuda and, accordingly, no provision for such taxes has been recorded by the Fund.

The Fund has applied for, and obtained from, the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 an assurance that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital assets, gains or appreciation of any tax or nature of estate duty or inheritance tax, such tax shall not until March 28, 2016 be applicable to the Company or to any persons not ordinarily resident in Bermuda and holding such Shares, debentures or other obligations of the Company.
As an exempted mutual fund company, the Company is liable to pay in Bermuda an annual government registration fee, at a current rate of USD$1,780 per annum, based upon the Company's authorized share capital.

5. Share capital

The capital of the Fund is divided into 100 Founder Shares and such number of classes of Shares as the Directors may from time to time determine with the rights and restrictions contained in the Bye-laws as outlined in the Placement Memorandum.

(a) Voting Rights: On a show of hands every Shareholder who is present in person or by proxy shall have one vote and every Founder Shareholder who is present, in person or by proxy, shall have one vote in respect of all of the Founder Shares. On a poll, every Shareholder present in person or by proxy shall be entitled to one vote in respect of each Share held by him, and every Founder Shareholder who is present in person or by proxy, shall be entitled to one vote in respect of all of the Founder Shares.

(b) Dividends: Shareholders shall be entitled to such dividends as the Directors may from time to time declare. The Founder Shareholders shall not be entitled to any dividends in respect of such Founder Shares.

(c) Redemption: Shares may be redeemed by Shareholders on any Dealing Day in accordance with the Bye-laws.

(d) Winding Up: If the Directors decide that it is in the best interests of Shareholders to wind up the Fund, the Secretary shall forthwith at the Directors' request, convene a special general meeting of the Fund to consider a proposal to appoint a liquidator to wind up the Fund. The liquidator, on appointment, shall firstly apply the assets of the Fund in satisfaction of creditors' claims as he deems appropriate. The assets of the Fund shall then be distributed amongst the Shareholders. The assets available for distribution amongst the Shareholders shall be applied as per the procedure outlined in the Bye-laws.

5. Share capital

Transactions in shares for the period ending June 30, 2008 were as follows:

USD Share Class

	Total Share No.	US$
Balance at December 31, 2007	247,936	24,956,557
Shares issued to June 30, 2008	163,346	18,817,428
Shares redeemed to June 30, 2008	(4,003)	(456,320)
Balance at June 30, 2008	**407,279**	**43,317,665**
Shares to redeem on July 1, 2008	(14,726)	(1,838,345)
Balance at June 30, 2008 (in accordance with SFAS 150)	**392,553**	**41,479,320**

6. Sundry payables and accrued expenses

	2008 US$
UBS Distribution Fees	83,070
Administration fees	2,875
Audit & Tax Fees	12,153
	98,098

7. Financial instruments

The main risks arising from the Fund's financial instruments are as follows:

Investment in Master Fund
The Company is subject to the risks associated with the Master Fund's investments and may also be adversely impacted by the activities of other shareholders in the Master Fund. The risks arising from the Master Fund's instruments are set out in the notes to the Master Fund's financial statements.

Market risk
Market risk represents the potential loss that can be caused by a change in the market value of the financial instruments. The Company's exposure to market risk results from its direct investment in the Master Fund and is therefore indirectly determined by a number of factors including interest rates, foreign currency exchange and market volatility.

7. Financial instruments (continued)

Market risk (continued)
Investments by the Master Fund may be made in markets located in countries which are exposed to the risks of political change or periods of political uncertainty which could adversely affect the market value of the investments held by the Master Fund.

Liquidity and valuation of investments
The Master Fund may invest in securities or derivatives which are unlisted or for which there is no active market. For example, the Master Fund may invest in derivatives with direct or indirect exposure to emerging markets and such investments may be subject to increased political risk or adverse currency movements than securities traded in more developed markets. In addition, the Master Fund may acquire investments which are only traded over-the-counter. Accurately valuing and realizing such investments, or closing out positions in such investments at appropriate prices, may not always be possible.

8. Related party disclosures

The Directors as noted on page 3 are treated as related parties; however these Directors do not receive any remuneration from the Company. All other related party transactions have been fully disclosed in the Financial Statements.

9. Due from bank

Amounts receivable from the Fund's Bank (Mellon Bank N.A) as at June 30, 2008 was $2,029,061

10. Subsequent events

There were no material subsequent events which necessitate revision of the figures included in the financial statements.

11. Approval of financial statements

The financial statements were approved by the Board of Directors on 1st October 2008.

END